Tenaris S.A. Société Anonyme Holding 46a, Avenue John F. Kennedy L — 1855 LUXEMBOURG R.C.S. Luxembourg B-85.203

November 1, 2010
Mr. Terence O’ Brien,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, D.C. 20549-4631.
Re:	Tenaris S.A. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 30, 2010 File No. 1-31518
Dear Mr. O’ Brien:
Set out below are the responses of Tenaris S.A. (“Tenaris” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated October 18, 2010, to Mr. Ricardo Soler, the Company’s Chief Financial Officer (the “Comment Letter”).
The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all references are to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”).
1.
We note your response to comment 5 in our letter dated September 7, 2010. As previously requested, please confirm to us that the level at which you are testing goodwill for impairment at least annually is the same level at which management is monitoring goodwill. Please refer to paragraphs 80-85 and BC 140, BC144 and BC150 of IAS 36 and paragraph 9 of IFRS 8 for guidance.

R:	The Company confirms to the Staff that the level at which it is testing goodwill for impairment is the same level at which management is monitoring goodwill.
2.
We further note from your response to comment 4 in our letter dated September 7, 2010, that your CGUs represent a subsidiary or a group of subsidiaries. Please provide us with a detailed explanation as to how you determined that a subsidiary or a group of subsidiaries represents the lowest level of asset aggregation that generates largely independent cash inflows. In this regard, we note that your products are manufactured from a large number of facilities located in North America, South America, Europe, Asia and Africa. Please specifically address how you determined that each of your facilities do not meet the definition of a CGU. Please refer to paragraphs 66-73 and paragraphs BCZ113-BC118 IAS 36 for guidance.

R:
In response to the Staff’s comment, the Company respectfully informs the Staff that most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

For the purpose of goodwill impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

3.
We note your draft disclosure within your response to comment 4 in our letter dated September 7, 2010, that the recoverable amount of your CGUs is the higher of the value in use and fair value less costs to sell. We further note that you initially evaluate your CGUs for potential impairment using the value in use amount. However, if this amount indicates an impairment, you then determined the impairment charge using the fair value less costs to sell amount. Please revise your draft disclosure to clarify that the actual impairment charge is calculated using a recoverable amount that is the higher of the CGUs value in use and fair value less costs to sell. Otherwise, please provide us with a detailed explanation as to how the draft disclosure complies with the guidance in paragraphs 18, 20, 22, 59, 74, and 104 of IAS 36.

R:
The Company acknowledges the Staff’s comment and confirms that the actual impairment charge is calculated by comparing the carrying amount of each CGU to its recoverable amount, which is the higher of such CGU value in use and fair value less costs to sell. The following is the revised disclosure that the Company would have provided in “Accounting Policies — G. Impairment of non financial assets” on page F-15 in the Form 20-F and that the Company proposes to be the basis for disclosure in future filings:

G. Impairment of non financial assets
All long-lived assets including identifiable intangible assets and goodwill are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU).
Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.
In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.
For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.
Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.
In 2009 and 2007, none of the Company’s CGUs were tested for impairment of long-lived assets with finite useful lives, as no impairment indicators were identified. In 2008, Tenaris identified the presence of impairment indicators in certain CGUs and, accordingly, carried out impairment tests (please see note 5 “Other operating items — Impairment charge”).
In addition, the Company proposes to replace the disclosure in note 5 “Other operating items — Impairment charge” proposed in its response to comment 4 to the Staff’s letter dated September 7, 2010, with the revised disclosure to note 5 of the financial statements that the Company is now proposing in its response to comment 5 below.
4.
We note your response to comment 4 in our letter dated September 7, 2010, in which you note that you test all long-lived assets, including identifiable assets and goodwill, for impairment at the cash-generating unit (CGU) level. During fiscal year 2008, you recognized a US$326.1 million impairment charge for goodwill allocated to four of your CGUs and a US$68.1 million impairment charge for customer relationships, which you note relates to the Prudential CGU. Paragraph 104 of IAS 36 notes that an impairment loss is first allocated to the CGU’s carrying amount of goodwill with any remaining impairment loss allocated to the carrying amount of each asset in the CGU on a pro rata basis. Please address this apparent inconsistency.

R:
The Company respectfully informs the Staff that the Prudential CGU’s long lived assets subject to impairment test under IAS 36 as of December 31, 2008, consisted of property, plant and equipment (“PP&E”) and intangible assets (goodwill and customer relationships). When the Company allocates impairment losses in accordance with paragraph 104 of IAS 36, it also takes into account, as stated in paragraph 105 of IAS 36, not to reduce the carrying amount of assets below the highest of (i) fair value less costs to sell; (ii) value in use; and (iii) zero. When the Company calculated the impairment charge for fiscal year 2008, it determined that the carrying value of the Prudential CGU’s PP&E approximated its fair value. (Fair value had been determined in connection with the acquisition of Maverick Tube Corporation in October 2006, based mainly on its depreciated replacement cost, and, as of December 31, 2008, management further determined that fair value had not suffered any significant change.) Accordingly, based on paragraph 105 of IAS 36, the Company allocated the remainder of the impairment charge corresponding to the Prudential CGU to customer relationships.

The Company also informs the Staff that had the impairment loss been allocated to the carrying amount of the other assets of the Prudential CGU on a pro rata basis (after reducing the carrying amount of goodwill), the impact in the 2009 net income attributable to such allocation would have been approximately a net gain of US$0.1 million, due to the different remaining useful lives of PP&E and customer relationships.
5.
We note your response to comment 12 in our letter dated September 7, 2010. It is unclear how your current disclosures in Note 5 on page F-30 -F-32 provide all of the disclosures required by paragraph 134 of IAS 36 for each of the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill. In this regard, separate disclosures should be provided for each CGU and the discussion of estimating the recoverable amount should be CGU-specific. As previously requested:

•
Specifically disclose whether the value in use or the fair value less costs to sell was used to estimate the recoverable amount for your four CGUs with a significant amount of goodwill for each period presented. Please refer to paragraph 134(c) of IAS 36.

•
For the instances you used the value in use amount, please provide for each CGU (a) a description of their specific key assumptions used; (b) the approach you used to assign values to each of the CGU’s specific key assumptions; (c) that you projected cash flows over a five year period based on the financial budgets/forecasts approved by management for the corresponding periods, if correct; (d) the growth rate used to extrapolate the cash flow projections along with an explanation as to why this growth rate is reasonable; and (e) the discount rate applied to the specific CGU’s cash flow projections. Please refer to paragraph 134(f) of IAS 36.

•
For the instances you used the fair value less costs to sell amount, please provide for each CGU (a) the specific methodology you used to determine the fair value less costs to sell; (b) describe the CGU’s specific key assumptions used in your model and the approach used to estimate those key assumptions to the extent that the model is not based on an observable market price; and/or (c) disclose the period cash flows have been projected, the growth rate used to extrapolate the cash flow projections and the discount rate applied to the cash flow projections to the extent a discounted cash flow model was used. Please refer to paragraph 134(e) of IAS 36.

•
For those CGUs in which a reasonably possible change in a key assumption would cause the CGU’s carrying amount to exceed the recoverable amount, please disclose (a) the amount by which the CGU’s recoverable amount currently exceeds the carrying amount; (b) the value assigned to each of the CGU’s specific key assumptions; and (c) the amount by which the value assigned to the key assumption must change for the CGU’s recoverable amount to equal the carrying amount. Please refer to paragraph 134(f) of IAS 36. .If you believe it is not reasonably possible for a change in any of the key assumptions such that the recoverable amount is at risk for falling below the carrying amount, please state as such for those CGUs.

Please provide us with the disclosures that you would have provided in the 2009 20- F and will be the basis for future disclosures. If your assumptions and estimates used to determine the recoverable amounts are the same for all of your CGUs, please explain to investors why that is the case. Also, to the extent that there was a material change in any of the estimates of your key assumptions, please provide investors with an explanation as to why. To the extent that you believe you have provided each of the above disclosures for each of your CGUs with a significant amount of goodwill, please provide us with the specific references to the disclosures you have provided in your footnotes that support your conclusion.
R:
The Company acknowledges the Staff’s comment. The following is the disclosure that the Company would have provided in note 5 “Other operating items — Impairment charge” on page F-30 of the Form 20-F, which the Company proposes to be the basis for disclosure in future filings:

5.	Other operating items — Impairment charge
All long-lived assets including identifiable intangible assets and goodwill are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGUs).
The carrying amount of goodwill allocated by CGU, as of December 31, 2009, was as follows:

All amounts in million $
As of December 31, 2009	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5				721.5
Tamsa (Hydril and other)		345.9	19.4		365.3
Siderca (Hydril and other)		265.0	93.3		358.3
Hydril		309.0			309.0
Electric Conduits				45.8	45.8
Coiled Tubing	4.0				4.0
Other			0.8		0.8

Total	725.5	919.9	113.5	45.8	1,804.7

Tenaris determined that the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill as of December 31, 2009, were: OCTG, Tamsa, Siderca and Hydril, which represented approximately 97% of total goodwill.
The value-in-use was used to determine the recoverable amount for all the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill.
Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities. The main key assumptions, shared by all four CGUs are oil and natural gas prices evolution and the level of drilling activity. We use the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. In the case of the OCTG CGU, these assumptions are mainly related to the U.S. market. In the case of Tamsa CGU and Siderca CGU, assumptions are mainly related to the countries where they are located, Mexico and Argentina respectively, and to the international markets as both facilities export a large amount of their production. Regarding Hydril CGU, assumptions are mainly related to the worldwide market.
In addition, key assumptions for OCTG CGU, Tamsa CGU and Siderca CGU also include raw materials costs as their production process consists on the transformation of steel into pipes. In the case of Tamsa CGU and Siderca CGU, steel comes from their own steel shops, therefore they consume steelmaking raw materials (e.g., iron ore and metal scrap). In the case of OCTG CGU, the main raw material is hot rolled steel coils. In the case of Hydril CGU, raw material costs are negligible.
For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.
The discount rates used are the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2009, the discount rates used were in a range between 10% and 13%.
From the CGUs with a significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that those CGUs for which a reasonable possible change in a key assumption would cause the CGUs’ carrying amount to exceed their recoverable amount are OCTG CGU and Hydril CGU.
In OCTG CGU, the recoverable amount calculated based on value in use exceeded carrying value by US$118 million as of December 31, 2009. The main factors that could result in impairment charges in future periods would be an increase in the discount rate/decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors discussed in 2008, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of our clients and the evolution of the rig count in the U.S. market. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 5.8%, a fall in growth rate to 1.1% or a rise in discount rate to 11.0% would remove the remaining headroom.
In Hydril CGU, the recoverable amount calculated based on value in use exceeded carrying value by US$148 million as of December 31, 2009. The main factors that could result in impairment charges in future periods would be an increase in the discount rate/decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors discussed in 2008, such as oil and gas prices, competitive environment, capital expenditure program of our clients and the evolution of the rig count worldwide. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 11.6%, a fall to a negative growth rate of (0.7%) or a rise in discount rate to 14.2% would remove the remaining headroom.

2008 Impairment charge
In 2008, Tenaris recorded an impairment charge of $502.9 million; of which $394.3 million corresponds to intangible assets originated in the acquisition of Maverick in 2006. This charge impacted the following CGUs: OCTG (USA and Colombia), Coiled Tubing, Prudential (Canada) and Electric Conduits. The pretax rates used in the calculation ranged from 11% to 14% per annum and for the cash flows beyond the fifth year an inflation and growth rate of 2% was considered.
These impairment charges primarily arose in connection with Tenaris’s operations in the United States and Canada, mainly due to recessionary environment, the abrupt decline in oil and gas prices, and its impact on drilling activity and therefore on demand for OCTG products. In particular, the main factors that precipitated the impairment charges in the United States and Canada were the steep reduction in the average number of active oil and drilling rigs, or rig count, in these markets, which are sensitive to North American gas prices and the worldwide financial and economic crisis. In 2008, North American gas prices rose rapidly during the first half of the year, peaking in excess of $12 per million BTU, before falling even more steeply to levels below $4 per million BTU. This collapse in North American gas prices had an immediate effect on the U.S. and Canadian rig counts. The rig count in the United States, which is more sensitive to North American gas prices, increased 6% in 2008, compared to 2007, rising steadily in the first part of the year to peak at 2,031 during the month of September and falling in the fourth quarter to end the year at 1,623 (a 20% decrease over that period); by the end of March 2009, rig count in the United States had fallen to 1,039, an additional 36% decrease. This decrease in drilling activity and the high level of inventories put downward pressure on the tubes price. Accordingly, in December 2008, the Company expected that the current decrease in apparent demand of OCTG products in North America would continue, due to the decline in oil and gas drilling activity and its customers’ efforts to reduce inventories.
Tenaris’s Venezuelan operations, currently nationalized and consequently disclosed as discontinued operations, also contributed to the 2008 impairment charge. Although during the first half of 2008 most of the business indicators of the Venezuelan subsidiaries were favorable, in the second half of the year the steep decline in the prices of raw materials affected the operations of Matesi, a hot-briquetted iron producer; and the lower investments in drilling activity in Venezuela led to a decline in the projected sales in Tavsa. Also, the operating disruptions at the production facilities of each of Tenaris former subsidiaries, Matesi and Tavsa, precipitated this impairment charge.
At December 31, 2008, the carrying value of the total remaining assets (in thousand of U.S. dollars) of the impaired businesses was:

	Total Assets		Total Assets
	before		after
	impairment	Impairment	impairment (*)
Oil Country Tubular Goods (“OCTG”)	2,506,332	(192,707)	2,313,625
Prudential	736,772	(138,466)	598,306
Coiled Tubing	259,722	(23,732)	235,990
Electric Conduits	250,106	(39,347)	210,759

Total U.S. and Canadian Operations	3,752,932	(394,252)	3,358,680

Venezuelan Operations	266,758	(108,647)	158,111

Total	4,019,690	(502,899)	3,516,791

(*)	These amounts include total assets of the operation (e.g. short and long lived assets), including goodwill and other intangible assets at December 31, 2008.

2009 Impairment Test
For the 2009 impairment tests, Tenaris considered that the activity levels will continue to recover, with better competitive conditions, and the rig counts and oil and gas prices in North America will be higher than those of 2009. Accordingly, no impairment charge was recorded in 2009 financial statements. The discount rates used for these tests were in a range between 10% and 13%, based on Tenaris’s weighted average cost of capital taking into account the industry, the country and the size of the business.
The Company supplementary informs the Staff that, in addition to the proposed disclosure to note 5 of the financial statements, it will also include, in future filings, the disclosure in “Accounting Policies — F. Intangible Assets — (1) Goodwill” on page F-14 of the Form 20-F, as proposed in its response to comment 12 to the Staff’s letter dated September 7, 2010.
* * * * *
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,
/s/ Ricardo Soler
Ricardo Soler
Chief Financial Officer

cc:	Tracey Houser Jeanne Baker (Securities and Exchange Commission)

Diego Niebuhr (PricewaterhouseCoopers)

Cristian J. P. Mitrani Diego E. Parise (Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados)

Robert S. Risoleo (Sullivan & Cromwell LLP)